Weltio Wealth Management S.A.P.I. de C.V

Unaudited Financial Statements For the fiscal

year ended December 31 2021

Weltio Wealth Management S.A.P.I. de C.V
Statement of Income and Expense January 1, 2021 Through December 31, 2021

Revenue		
Income	$	-
Total Revenue	**$**	**-**
Cost of Goods Sold		
Cost of Goods Sold	$	-
Total Cost of Goods Sold	**$**	**-**
Gross Profit	**$**	**-**
Expenses		
Operating Expenses	$	(44,223.24)
Total Expenses	**$**	**(44,223.24)**
Net Ordinary Income	**$**	**(44,223.24)**
Other Income and Expenses	**$**	**-**
Other Expenses	$	-
Net Income	**$**	**(44,223.24)**

Management Use Only

This Financial Statement Has Not Been Subject To Review Or Audit

No Assurance Provided

Weltio Wealth Management
S.A.P.I. de C.V
Consolidated Balance
Sheet As of December 31,

Assets		
Current Assets		
Cash	$	5,685.35
Accounts Receivable	$	1,793.15
Prepaid Expenses	$	2,128.50
Total Current Assets	**$**	**9,607.00**
Long Term Assets		
Property and equipment	$	11,192.75
Total Long Term Assets	**$**	**11,192.75**
Total Assets	**$**	**20,799.75**

Liabilities		
Current Liabilities		
Accounts Payable	$	60,478.95
Accrued Expenses	$	4,575.70
Total Current Liabilities	**$**	**65,054.65**
Long Term Liabilities		
Long Term Payable	$	-
Total Long Term Liabilities	**$**	**-**
Total Liabilities	**$**	**65,054.65**

Equity		
Net Income	$	(44,223.24)
Retained Earnings	$	(31.66)
Total Equity	**$**	**(44,254.90)**
Total Liabilities & Equity	**$**	**20,799.75**

Weltio Wealth Management S.A.P.I. de C.V
Statement of Cash Flows January 1, 2021
Through December 31, 2021

Cashflow from Operations		
Changes in Working Capital	$	-
Net Income	$	(44,223.24)
Total Cashflows from Operations	$	(44,223.24)

Cashflows from Investing		
Increase (Decrease) in Investments	$	-
Decrease from Distributions	$	-
Change in Assets	$	(15,114.40)
Total Cashflows from Investing	$	(15,114.40)

Cashflows from Financing		
Increase in Payables	$	65,054.65
Issuance of Debt	$	-
Total Cashflows from Financing	$	65,054.65

Beginning Cash Balance	$	(31.66)
Change in Cashflows	$	5,717.01
Year Cashflows	$	5,717.01
Cashflow as of Report Date	$	5,685.35

Weltio Wealth Management S.A.P.I. de C.V
Statement of Owners Equity January 1, 2021 Through December 31, 2021

Opening Balance Equity	$	(31.66)
Add		
Net Income (Loss)	$	(44,223.24)
Stocks Issued	$	-
Owners Investment	$	-
Stock Based Compensation	$	-
Subtotal	$	**(44,223.24)**
Deduct		
Owners Pay & Personal	$	-
Retained Earnings	$	-
Owner Distributions	$	-
Subtotal	$	**-**
Equity at End of Period	$	**(44,254.90)**

Management Use Only

This Financial Statement Has Not Been Subject To Review Or Audit

No Assurance Provided

Weltio Wealth Management S.A.P.I. de C.V

Notes to the Financial Statements
For the fiscal year ended December 31 2021
$USD

1. ORGANIZATION AND PURPOSE

Weltio Wealth Management S.A.P.I. de C.V (the "Company") is a company formed in Mexico in 2021.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.